SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Person Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice President, Chief Legal Officer and Corporate Secretary

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2013, by Michael Baker Corporation, a Pennsylvania corporation (“Baker”), as amended by Amendment No. 1 filed with the SEC on September 18, 2013 and Amendment No. 2 filed with the SEC on October 1, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CDL Acquisition Co. Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), to purchase all of the outstanding shares of Baker’s common capital stock, at a price per share of $40.50, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013, and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and as more fully described in a Tender Offer Statement on Schedule TO filed by Merger Sub and IMS with the SEC on September 9, 2013, as amended or supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The disclosure in the third paragraph under the subheading “Litigation” is supplemented by adding the following as the last sentence of such paragraph:

On October 4, 2013, the STF Complaint was voluntarily withdrawn by the purported Shareholder.

(2) The following heading and paragraphs are inserted at the end of Item 8:

Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, on October 7, 2013 (which was the end of the day on October 7, 2013) (the “Expiration Time”). Based on the final information provided by American Stock Transfer & Trust Company, LLC, 8,264,809 Shares were validly tendered in the Offer and not validly withdrawn (including approximately 177,582 Shares delivered through notices of guaranteed delivery), representing approximately 85.3% of all outstanding Shares. As a result, the minimum tender condition has been satisfied. Merger Sub will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered in the Offer and will promptly pay for such Shares.

As promptly as practicable following the Expiration Time, Merger Sub will be merged with and into Baker through a short-form merger under Pennsylvania law, with Baker continuing as the surviving corporation and a wholly owned subsidiary of IMS. By virtue of the Merger, any Shares that are not acquired in the Offer and remain outstanding immediately prior to the Effective Time (other than Shares held by IMS or any subsidiary of IMS (including Merger Sub), and Shares held by Baker as treasury shares and any Shares held by the Shareholders who have perfected their statutory dissenters rights under Section 1571, et seq. of the PBCL), will be converted into the right to receive an amount equal to the Offer Price, net to the selling Shareholder in cash, without interest and subject to any required withholding taxes.

On October 8, 2013, Baker and IMS issued a joint press release announcing the results and expiration of the Offer. A copy of the press release is filed as Exhibit (a)(5)(J) hereto.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit Name

(a)(5)(J)*	Press Release published October 8, 2013.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL BAKER CORPORATION

By:	/s/ Michael J. Zugay
Name:	Michael J. Zugay
Title	Office of the Chief Executive
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

By:	/s/ H. James McKnight
Name:	H. James McKnight
Title	Office of the Chief Executive
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Dated October 8, 2013